UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Hackett Group, Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404609109

(CUSIP Number of Class of Securities)

Frank A. Zomerfeld, Esq.

Executive Vice President, General Counsel and Secretary

The Hackett Group, Inc.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

(305) 375-8005

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

John B. Beckman, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by The Hackett Group, Inc., a Florida corporation (“Hackett” or the “Company”), to purchase up to $120 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $23.50 nor less than $20.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2022 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is The Hackett Group, Inc., a Florida corporation. The address of its principal executive office is 1001 Brickell Bay Drive, Suite 3000, Miami, Florida 33131 and its telephone number is (305) 375-8005. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the filing person is The Hackett Group, Inc., a Florida corporation. The address of its principal executive office is 1001 Brickell Bay Drive, Suite 3000, Miami, Florida 33131 and its telephone number is (305) 375-8005. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Financial Information: (a)-(b) Not applicable. The consideration offered consists solely of cash. The Hackett Group, Inc. will fund any purchase of shares of Common Stock in the Offer, and the payment of fees and expenses in connection with the Offer, using cash on hand and borrowings under its credit facility with Bank of America, N.A. The Hackett Group, Inc. is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information: The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase, dated November 9, 2022.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, dated November 9, 2022.

(a)(1)(G)	Frequently Asked Questions for Employees, dated November 9, 2022.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated November 9, 2022, announcing the commencement of the tender offer.

(a)(5)(B)	Press release, dated November 8, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 8-K dated November 8, 2022).

(a)(5)(C)	Excerpted transcript of the Company’s earnings conference call on November 8, 2022.

(b)	Third Amended and Restated Credit Agreement, dated November 7, 2022, among The Hackett Group, Inc., the material domestic subsidiaries of the Company named on the signature pages thereto and Bank of America, N.A., as lender (incorporated herein by reference to the Company’s Form 8-K dated November 8, 2022).

(d)(1)	The Company’s 1998 Stock Option and Incentive Plan (Amended and Restated as of February 12, 2020) (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (File No. 333-239306)).

(d)(2)	The Company’s Employee Stock Purchase Plan, as amended (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (File No. 333-108640)).

(d)(3)	Amendment to the Company’s Employee Stock Purchase Plan (incorporated herein by reference to the Company’s Form 10-K for the year ended December 30, 2005).

(d)(4)	Amendment to the Company’s Employee Stock Purchase Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (File No. 333-227215)).

(d)(5)	Form of Employment Agreement entered into between The Hackett Group, Inc. and each of Messrs. Fernandez, Frank and Knotts (incorporated herein by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-48123)).

(d)(6)	Form of Employment Agreement entered into between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 10-K for the year ended December 28, 2001).

(d)(7)	Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 10-Q dated November 10, 2004).

(d)(8)	Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 10-Q dated November 10, 2004).

(d)(9)	Employment Agreement dated August 1, 2007 between The Hackett Group, Inc. and Robert A. Ramirez (incorporated herein by reference to the Company’s Form 10-Q dated July 31, 2007).

(d)(10)	Second Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 8-K dated June 16, 2005).

(d)(11)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 8-K dated January 2, 2009).

(d)(12)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 8-K dated January 2, 2009).

(d)(13)	Fourth Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 10-K for the year ended December 30, 2016).

(d)(14)	Fourth Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 10-K for the year ended December 30, 2016).

(d)(15)	Stock Appreciation Right Agreement dated March 11, 2013 between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 10-K for the year ended January 1, 2016).

(d)(16)	Stock Appreciation Right Agreement dated March 11, 2013 between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 10-K for the year ended January 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

107	Calculation of Filing Fee Table.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

The Hackett Group, Inc.

Dated: November 9, 2022	By:	/s/ Ted. A. Fernandez
	Name:	Ted. A. Fernandez
	Title:	Chief Executive Officer and Chairman of the Board